Exhibit 99.1

Press Release

GasLog Partners LP Reports Financial Results for the Three-Month Period Ended September 30, 2016 and Declares Cash Distribution

Monaco, October 27, 2016, GasLog Partners LP (“GasLog Partners” or the “Partnership”) (NYSE: GLOP), an international owner and operator of liquefied natural gas (“LNG”) carriers, today reported its financial results for the three-month period ended September 30, 2016.

Quarterly Highlights

•	Successfully completed equity offering and issuance of general partner units, raising total net proceeds of $53.39 million.
•	Declared cash distribution of $0.478 per unit for the third quarter of 2016, unchanged from the second quarter of 2016.
•	Reduced total debt by $14.28 million during the third quarter of 2016.
•	Revenue and EBITDA(1) of $51.45 million and $37.24 million, 4% higher and 5% higher, respectively, than the second quarter of 2016 and in line with the third quarter of 2015.
•	Profit of $18.87 million, 9% higher than the second quarter of 2016 and 2% lower than the third quarter of 2015.
•	Distributable cash flow(1) of $21.41 million, 8% higher than the second quarter of 2016 and in line with the third quarter of 2015.
•	Distribution coverage ratio of 1.25x(2).

(1)	EBITDA and distributable cash flow are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For definition and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

(2)	Distribution coverage ratio represents the ratio of distributable cash flow to the cash distribution declared.

CEO Statement

Mr. Andrew Orekar, Chief Executive Officer, commented: “GasLog Partners’ strong third-quarter financial and operating performance reflects continued execution of our business model, which provides cash flow stability with growth through acquisitions.

Revenue, EBITDA and distributable cash flow were in line with our expectations, and the Partnership again reduced total debt during the quarter while maintaining conservative distribution coverage. On August 5, 2016, we successfully completed a follow-on equity offering, demonstrating GasLog Partners’ access to equity capital for growth.

On October 20, 2016, our general partner sponsor (the “GP sponsor”), GasLog Ltd. (“GasLog”), announced it signed a new charter party agreement with a subsidiary of Centrica plc (“Centrica”) to charter a vessel for seven years commencing in the second half of 2019. GasLog Partners has rights to acquire this vessel pursuant to the omnibus agreement with GasLog, increasing the Partnership’s pipeline to fourteen vessels eligible for future acquisition.

With a growing dropdown pipeline, substantial liquidity and a supportive GP sponsor, GasLog Partners remains well positioned to deliver predictable and growing cash distributions to our unitholders.”

Completion of Equity Offering

On August 5, 2016, GasLog Partners completed an equity offering of 2,750,000 common units and issued 56,122 general partner units to its general partner in order for GasLog to retain its 2.0% general partner interest at a public offering price of $19.50 per unit. The total net proceeds after deducting underwriting discounts and other offering expenses were $53.39 million.

Financial Summary

Amounts reflected in the Partnership’s unaudited condensed consolidated financial statements for the three months ended September 30, 2015, June 30, 2016 and September 30, 2016 are fully attributable to the Partnership. The Partnership Performance Results(1) are the same as the IFRS Common Control Reported Results(2) for the respective periods since there were no vessel acquisitions from GasLog from July 1, 2015 to September 30, 2016, which would have resulted in retrospective adjustment of the historical financial statements.

	IFRS Common Control Results/Partnership Performance Results
	For the three months ended			% Change from
(All amounts expressed in thousands of U.S. dollars)	September 30, 2015	June 30, 2016	September 30, 2016	September 30, 2015	June 30, 2016
Revenues	51,453	49,636	51,453	0%	4%
Profit	19,230	17,381	18,871	-2%	9%
EBITDA(3)	37,247	35,558	37,236	0%	5%
Distributable cash flow(3)	21,403	19,837	21,413	0%	8%
Cash distributions declared	15,712	17,077	17,077	9%	0%
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(1)	“Partnership Performance Results” represent the results attributable to GasLog Partners. Such results are non-GAAP measures and exclude amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog, as the Partnership is not entitled to the cash or results generated in the periods prior to such transfers. Such results are included in the GasLog Partners’ results in accordance with IFRS because the transfer of the vessel owning entities by GasLog to the Partnership represents a reorganization of entities under common control and the Partnership reflects such transfers retroactively under IFRS. GasLog Partners believes that these non-GAAP financial measures provide meaningful supplemental information to both management and investors regarding the financial and operating performance of the Partnership necessary to understand the underlying basis for the calculations of the quarterly distribution and the earnings per unit, which similarly exclude the results of vessels prior to their transfer to the Partnership. These non-GAAP financial measures should not be viewed in isolation or as substitutes to the equivalent GAAP measures presented in accordance with IFRS, but should be used in conjunction with the most directly comparable IFRS Common Control Reported Results.

(2)	“IFRS Common Control Reported Results” represent the results of GasLog Partners in accordance with IFRS. Such results include amounts related to vessels currently owned by the Partnership for the periods prior to their respective transfer to GasLog Partners from GasLog, as the transfer of such vessels was accounted for as a reorganization of entities under common control for IFRS. The unaudited condensed consolidated financial statements of the Partnership accompanying this press release are prepared under IFRS on this basis.

(3)	EBITDA and distributable cash flow are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog Partners’ financial results presented in accordance with IFRS. For definition and reconciliation of these measures to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit III at the end of this press release.

The increase in profit in the third quarter of 2016 as compared to the second quarter of 2016, is mainly attributable to the increase in calendar days and the reduced off-hire days from scheduled drydockings, partially offset by higher technical and maintenance expenses related to new technical equipment, various repairs and technical certifications.

Cash Distribution

On October 26, 2016, the board of directors of GasLog Partners approved and declared a quarterly cash distribution of $0.478 per unit for the quarter ended September 30, 2016. The cash distribution is payable on November 11, 2016, to all unitholders of record as of November 7, 2016.

Liquidity and Financing

As of September 30, 2016, we had $109.72 million of cash and cash equivalents, of which $39.72 million is held in current accounts and $70.0 million is held in time deposits.

As of September 30, 2016, we had an aggregate of $712.85 million of indebtedness outstanding under our credit facilities. An amount of $40.57 million of outstanding debt is repayable within one year.

As of September 30, 2016, our current assets totaled $117.89 million and current liabilities totaled $65.36 million, resulting in a positive working capital position of $52.53 million.

Depending on market conditions, we may use derivative financial instruments to reduce the risks associated with fluctuations in interest rates. We expect over time to economically hedge a material proportion of our exposure to interest rate fluctuations by entering into new interest rate swap contracts. As of September 30, 2016, the Partnership had no interest rate swaps.

LNG Market Update and Outlook

Our demand outlook for LNG carriers with long-term charters remains positive. We continue to see a number of tenders for multi-year charters for vessels, which we expect will be used to transport volumes from new liquefaction facilities coming online over the coming years. We believe that these new LNG volumes will create demand for additional ships over and above those available in the market today.

In the third quarter, there were several announcements highlighting LNG supply and demand growth as well as increased demand for LNG carriers. Cheniere announced the substantial completion of Sabine Pass Train 2 with a production capacity of 4.5 million tonnes per annum (“mtpa”) and commissioning cargoes from this facility are now being transported. Angola LNG’s 5.2 mtpa facility and the Chevron-operated 15.6 mtpa Gorgon project restarted production. The Canadian government gave conditional approval for Pacific NorthWest LNG’s 12.0 mtpa project. BP announced Final Investment Decision (“FID”) for the Tangguh Expansion Project, which will add 3.8 mtpa of capacity to the existing facility, bringing total capacity to 11.4 mtpa. However, during the quarter, Royal Dutch Shell plc (“Shell”) delayed FID for the 15.0 mtpa Lake Charles LNG project and Exxon Mobil announced it will no longer invest in the proposed 20.0 mtpa Alaska LNG project.

On the demand side, Pakistan announced the purchase of its second floating storage re-gasification unit (“FSRU”). The country is expected to continue to increase its LNG imports to counter declining indigenous production. Bangladesh announced agreements for the construction and operation of the country’s first LNG import terminal, which will be a floating facility. Both projects continue a trend of new importing nations selecting FSRUs, which are typically quicker to market and more flexible than land-based terminals. We expect FSRUs to facilitate the creation of additional demand in both new and existing markets.

Year to date LNG import volumes in China and India are up 27% and 34%, respectively, with both countries looking to take advantage of attractive LNG prices. In the third quarter, LNG prices in Northeast Asia and Northwest Europe rose by 16% and 15%, respectively, making the LNG price arbitrage for US exports more attractive.

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In the shorter-term shipping market, spot rates increased from multi-year lows due to new LNG supply coming online and the restarts of the Gorgon and Angola LNG projects, which removed vessel re-lets from the market. From January to September 2016, there were approximately 210 spot fixtures completed compared to approximately 130 for the same period last year, an increase of around 60%. Whilst it is too early to predict a sustained recovery we believe that fundamentals continue to point to a recovery in 2017 and beyond.

Conference Call

GasLog Partners will host a conference call to discuss its results for the third quarter of 2016 at 8:30 a.m. EDT (13:30 p.m. BST) on Thursday, October 27, 2016. Andrew Orekar, Chief Executive Officer, and Simon Crowe, Chief Financial Officer, will review the Partnership’s operational and financial performance for the period. Management's presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+1 855 537 5839 (USA)

+44 20 3107 0289 (United Kingdom)

+33 1 70 80 71 53 (France)

Conference ID: 46466248

A live webcast of the conference call will also be available on the investor relations page of the Partnership’s website at http://www.gaslogmlp.com/investor-relations.

For those unable to participate in the conference call, a replay will also be available from 2:00 p.m. EDT (7:00 p.m. BST) on Thursday, October 27, 2016 until 11:59 p.m. EDT (3:59 a.m. GMT) on Thursday, November 3, 2016.

The replay dial-in numbers are as follows:

+1 855 859 2056 (USA)

+44 20 3107 0235 (United Kingdom)

+33 1 70 80 71 79 (France)

Conference ID: 46466248

The replay will also be available via a webcast on the investor relations page of the Partnership’s website at http://www.gaslogmlp.com/investor-relations.

About GasLog Partners

GasLog Partners is a growth-oriented master limited partnership focused on owning, operating and acquiring LNG carriers under multi-year charters. GasLog Partners’ fleet consists of eight LNG carriers with an average carrying capacity of approximately 148,750 cbm, each of which has a multi-year time charter. GasLog Partners’ principal executive offices are located at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. Visit the GasLog Partners website at http://www.gaslogmlp.com.

Forward-Looking Statements

All statements in this press release that are not statements of historical fact are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future, particularly in relation to our operations, cash flows, financial position, liquidity and cash available for dividends or distributions, plans, strategies, business prospects and changes and trends in our business and the markets in which we operate. We caution that these forward-looking statements represent our estimates and assumptions only as of the date of this press release, about factors that are beyond our ability to control or predict, and are not intended to give any assurance as to future results. Any of these factors or a combination of these factors could materially affect future results of operations and the ultimate accuracy of the forward-looking statements. Accordingly, you should not unduly rely on any forward-looking statements.

Factors that might cause future results and outcomes to differ include, but are not limited to, the following:

•	general LNG shipping market conditions and trends, including spot and long-term charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operations of LNG carriers;
•	our ability to leverage GasLog’s relationships and reputation in the shipping industry;
•	our ability to enter into time charters with new and existing customers;
•	changes in the ownership of our charterers;
•	our customers’ performance of their obligations under our time charters and other contracts;
•	our future operating performance, financial condition, liquidity and cash available for dividends and distributions;
•	our ability to purchase vessels from GasLog in the future;
•	our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, funding by GasLog of the revolving credit facility with GasLog entered into upon consummation of our initial public offering and our ability to meet our restrictive covenants and other obligations under our credit facilities;
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•	future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses;
•	our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships;
•	number of off-hire days, drydocking requirements and insurance costs;
•	fluctuations in currencies and interest rates;
•	our ability to maintain long-term relationships with major energy companies;
•	our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments, including the risk that our vessels may no longer have the latest technology at such time;
•	environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities;
•	the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, requirements imposed by classification societies and standards imposed by our charterers applicable to our business;
•	risks inherent in ship operation, including the discharge of pollutants;
•	GasLog’s ability to retain key employees and provide services to us, and the availability of skilled labor, ship crews and management;
•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;
•	potential liability from future litigation;
•	our business strategy and other plans and objectives for future operations;
•	any malfunction or disruption of information technology systems and networks that our operations rely on or any impact of a possible cybersecurity breach; and
•	other risks and uncertainties described in the Partnership’s Annual Report on Form 20-F filed with the SEC on February 12, 2016, available at http://www.sec.gov.

We undertake no obligation to update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events, a change in our views or expectations or otherwise. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement.

The declaration and payment of distributions are at all times subject to the discretion of our board of directors and will depend on, amongst other things, risks and uncertainties described above, restrictions in our credit facilities, the provisions of Marshall Islands law and such other factors as our board of directors may deem relevant.

Contacts:

Simon Crowe

Chief Financial Officer

Phone: +44-203-388-3108

Jamie Buckland

Head of Investor Relations

Phone: +44-203-388-3116

Email: ir@gaslogmlp.com

Samaan Aziz

Investor Relations Manager

Phone: +1-212-223-0643

Email: ir@gaslogmlp.com

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EXHIBIT I – Unaudited Interim Financial Information: IFRS Common Control Reported Results

Unaudited condensed consolidated statements of financial position

As of December 31, 2015 and September 30, 2016

(All amounts expressed in U.S. Dollars)

	December 31, 2015	September 30, 2016
Assets
Non-current assets
Deferred financing costs	74,442	—
Other non-current assets	2,002,324	1,288,929
Vessels	1,274,733,866	1,246,609,482
Total non-current assets	1,276,810,632	1,247,898,411
Current assets
Trade and other receivables	5,098,123	3,062,614
Inventories	1,633,572	1,882,304
Due from related parties	2,885,676	2,338,985
Prepayments and other current assets	339,813	880,739
Cash and cash equivalents	60,402,105	109,724,213
Total current assets	70,359,289	117,888,855
Total assets	1,347,169,921	1,365,787,266
Partners’ equity and liabilities
Partners’ equity
Common unitholders (21,822,358 units issued and outstanding as of December 31, 2015 and 24,572,358 units issued and outstanding as of September 30, 2016)	507,432,951	561,931,305
Subordinated unitholders (9,822,358 units issued and outstanding as of December 31, 2015 and September 30, 2016)	59,785,646	60,727,312
General partner (645,811 units issued and outstanding as of December 31, 2015 and 701,933 units issued and outstanding as of September 30, 2016)	8,841,527	10,019,675
Incentive distribution rights	2,116,965	3,080,307
Total partners’ equity	578,177,089	635,758,599
Current liabilities
Trade accounts payable	2,398,370	1,303,739
Due to related parties	137,267	133,428
Other payables and accruals	24,784,352	25,952,182
Borrowings – current portion	325,767,736	37,973,585
Total current liabilities	353,087,725	65,362,934
Non-current liabilities
Borrowings – non-current portion	415,722,907	664,523,528
Other non-current liabilities	182,200	142,205
Total non-current liabilities	415,905,107	664,665,733
Total partners’ equity and liabilities	1,347,169,921	1,365,787,266
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Unaudited condensed consolidated statements of profit or loss

For the three and nine months ended September 30, 2015 and September 30, 2016

(All amounts expressed in U.S. Dollars)

	For the three months ended		For the nine months ended
	September 30, 2015	September 30, 2016	September 30, 2015	September 30, 2016
Revenues	51,452,562	51,452,566	147,735,540	150,446,347
Vessel operating costs	(10,151,112)	(10,822,165)	(32,249,047)	(32,634,111)
Voyage expenses and commissions	(640,222)	(644,204)	(2,030,831)	(2,134,781)
Depreciation	(11,098,875)	(11,116,002)	(33,097,312)	(33,168,207)
General and administrative expenses	(3,414,873)	(2,749,896)	(8,321,836)	(8,425,628)
Profit from operations	26,147,480	26,120,299	72,036,514	74,083,620
Financial costs	(6,922,543)	(7,332,907)	(20,315,817)	(21,766,049)
Financial income	4,818	83,409	23,998	125,788
Total other expenses, net	(6,917,725)	(7,249,498)	(20,291,819)	(21,640,261)
Profit for the period	19,229,755	18,870,801	51,744,695	52,443,359
Less:
Profit attributable to GasLog’s operations	—	—	(7,003,443)	—
Profit attributable to Partnership’s operations	19,229,755	18,870,801	44,741,252	52,443,359
Partnership’s profit attributable to:
Common units	12,250,657	12,706,712	30,394,017	34,680,475
Subordinated units	5,514,085	5,079,279	12,371,992	14,969,785
General partner units	384,595	377,416	894,825	1,048,868
Incentive distribution rights	1,080,418	707,394	1,080,418	1,744,231
Weighted average number of units outstanding (basic):
Common units	21,822,358	23,496,271	16,959,721	22,384,402
Subordinated units	9,822,358	9,822,358	9,822,358	9,822,358
General partner units	645,811	679,972	546,574	657,281
Weighted average number of units outstanding (diluted):
Common units	21,822,358	23,521,921	16,967,617	22,403,462
Subordinated units	9,822,358	9,822,358	9,822,358	9,822,358
General partner units	645,811	679,972	546,574	657,281
Earnings per unit for the period (basic and diluted):
Common unit	0.56	0.54	1.79	1.55
Subordinated unit	0.56	0.52	1.26	1.52
General partner unit	0.60	0.56	1.64	1.60
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Unaudited condensed consolidated statements of cash flows

For the nine months ended September 30, 2015 and September 30, 2016

(All amounts expressed in U.S. Dollars)

	For the nine months ended
	September 30, 2015	September 30, 2016
Cash flows from operating activities:
Profit for the period	51,744,695	52,443,359
Adjustments for:
Depreciation	33,097,312	33,168,207
Financial costs	20,315,817	21,766,049
Financial income	(23,998)	(125,788)
Recognition of share-based compensation	136,298	341,871
	105,270,124	107,593,698
Movements in working capital	(6,150,540)	1,042,304
Cash provided by operations	99,119,584	108,636,002
Interest paid	(16,288,804)	(17,442,258)
Net cash provided by operating activities	82,830,780	91,193,744
Cash flows from investing activities:
Payments for vessels’ additions	(5,314,747)	(5,240,259)
Financial income received	28,878	113,319
Purchase of short-term investments	25,700,000	—
Maturity of short-term investments	(4,000,000)	—
Net cash provided by/(used in) investing activities	16,414,131	(5,126,940)
Cash flows from financing activities:
Borrowings drawdowns	—	306,739,780
Borrowings repayments	(26,875,000)	(341,893,016)
Payment of loan issuance costs	(916,454)	(6,645,107)
Proceeds from public offering and issuance of general partner units, net of underwriters’ discount	176,533,158	53,825,629
Cash distribution to GasLog in exchange for contribution of net assets	(172,626,653)	—
Payment of offering costs	(1,068,297)	(271,607)
Distributions paid	(35,480,735)	(48,500,375)
Dividend due to GasLog before vessels’ drop-down	(7,850,000)	—
Net cash used in financing activities	(68,283,981)	(36,744,696)
Increase in cash and cash equivalents	30,960,930	49,322,108
Cash and cash equivalents, beginning of the period	47,241,742	60,402,105
Cash and cash equivalents, end of the period	78,202,672	109,724,213
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EXHIBIT II

Non-GAAP Financial Measures:

EBITDA is defined as earnings before interest income and expense, taxes, depreciation and amortization. EBITDA, which is a non-GAAP financial measure, is used as a supplemental financial measure by management and external users of financial statements, such as investors, to assess our financial and operating performance. The Partnership believes that this non-GAAP financial measure assists our management and investors by increasing the comparability of our performance from period to period. The Partnership believes that including EBITDA assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common units. This increased comparability is achieved by excluding the potentially disparate effects between periods of interest, taxes, depreciation and amortization, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA has limitations as an analytical tool and should not be considered as an alternative to, or as a substitute for, or superior to profit, profit from operations, earnings per unit or any other measure of financial performance presented in accordance with IFRS. Some of these limitations include the fact that it does not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for our working capital needs and (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA does not reflect any cash requirements for such replacements. It is not adjusted for all non-cash income or expense items that are reflected in our statement of cash flows and other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

The Partnership Performance Results are the same as the IFRS Common Control Reported Results for the periods presented below since there were no vessel acquisitions from GasLog from July 1, 2015 to September 30, 2016, which would have resulted in retrospective adjustment of the historical financial statements.

Certain numerical figures included in this press release have been rounded. Discrepancies in tables between totals and the sums of the amounts listed may occur due to such rounding.

Reconciliation of EBITDA to Profit:

(Amounts expressed in U.S. Dollars)

	For the three months ended
	September 30, 2015	June 30, 2016	September 30, 2016
Profit for the period	19,229,755	17,381,477	18,870,801
Depreciation	11,098,875	10,948,845	11,116,002
Financial costs	6,922,543	7,251,980	7,332,907
Financial income	(4,818)	(23,967)	(83,409)
EBITDA	37,246,355	35,558,335	37,236,301

Distributable Cash Flow

Distributable cash flow with respect to any quarter means EBITDA, as defined above for the Partnership Performance Results, after considering financial costs for the period, excluding amortization of loan fees, estimated drydocking and replacement capital reserves established by the Partnership. Estimated drydocking and replacement capital reserves represent capital expenditures required to renew and maintain over the long-term the operating capacity of, or the revenue generated by our capital assets. Distributable cash flow is a quantitative standard used by investors in publicly-traded partnerships to assess their ability to make quarterly cash distributions. Our calculation of Distributable cash flow may not be comparable to that reported by other companies. Distributable cash flow is a non-GAAP financial measure and should not be considered as an alternative to profit or any other indicator of the Partnership’s performance calculated in accordance with GAAP. The table below reconciles Distributable cash flow to Profit for the period attributable to the Partnership.

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Reconciliation of Distributable Cash Flow to Profit:

(Amounts expressed in U.S. Dollars)

	For the three months ended
	September 30, 2015 (1)	June 30, 2016 (1)	September 30, 2016 (1)
Partnership’s profit for the period	19,229,755	17,381,477	18,870,801
Depreciation	11,098,875	10,948,845	11,116,002
Financial costs	6,922,543	7,251,980	7,332,907
Financial income	(4,818)	(23,967)	(83,409)
EBITDA	37,246,355	35,558,335	37,236,301
Financial costs excluding amortization of loan fees	(6,159,395)	(6,322,306)	(6,425,171)
Drydocking capital reserve	(2,669,872)	(2,168,375)	(2,168,375)
Replacement capital reserve	(7,014,530)	(7,230,229)	(7,230,229)
Distributable cash flow	21,402,558	19,837,425	21,412,526
Other reserves(2)	(5,690,893)	(2,760,380)	(4,335,481)
Cash distribution declared	15,711,665	17,077,045	17,077,045

(1) Amounts reflected in the Partnership’s unaudited condensed consolidated financial statements for the three months ended September 30, 2015, June 30, 2016 and September 30, 2016 are fully attributable to the Partnership. The Partnership Performance Results are the same as the IFRS Common Control Reported Results for the respective periods since there were no vessel acquisitions from GasLog from July 1, 2015 to September 30, 2016, which would have resulted in retrospective adjustment of the historical financial statements.

(2) Refers to reserves (other than the drydocking and replacement capital reserves) for the proper conduct of the business of the Partnership and its subsidiaries (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership and its subsidiaries). For the three months ended September 30, 2015, the other reserves amount above has been reduced by $63,290 of foreign exchange losses. For this period, distributable cash flow as reported had been adjusted to exclude the potentially disparate impact of foreign exchange gains/losses. For the three months ended June 30, 2016, the other reserves amount above has been reduced by $1,365,380 to fund the cash distribution of $0.478 per unit relating to the quarter ended on June 30, 2016 payable in respect of the units issued in the Partnership’s equity offering completed on August 5, 2016.

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